

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 6, 2017

Tayfun Tuzan
Chief Financial Officer
Fifth Third Bancorp
Fifth Third Center
Cincinnati, OH 45263

      Re: Fifth Third Bancorp
              Form 10-K for Fiscal Year Ended December 31, 2015
              File No. 001-33653

Dear Mr. Tuzan:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     /s/ Era Anagnosti

                     Era Anagnosti
                     Legal Branch Chief
                     Office of Financial Services